UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d—100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

LLIU100 ACQUISITION CORP.

(Offeror)

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

928497304

(Cusip Number of Class of Securities)

David Goren, Esq.

Senior Vice President, Business Affairs and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise,

Aliso Viejo California 92656

(949) 380-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi”), to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse”), that are issued and outstanding at a price of $5.28 per Share, in cash, without interest and less any required withholding taxes pursuant to an Agreement and Plan of Merger, dated as of March 17, 2015, by and among Purchaser, Microsemi, and Vitesse.

ADDITIONAL INFORMATION

The tender offer described in this communication and the exhibit attached hereto has not yet commenced. No statement in this communication is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Microsemi and Purchaser will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”), and Vitesse also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC. Any offers to purchase or solicitations of offers to sell shares of Vitesse common stock will be made only pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Vitesse’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Vitesse’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi and Vitesse. The forward-looking statements in this communication address a variety of subjects including, for example, the expected date of closing of the acquisition, the potential benefits of the merger, including the potentially accretive and synergistic benefits, Microsemi’s revenue and earnings guidance, and any other statements of belief or about the Microsemi’s plans, beliefs or expectations. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Vitesse’s business will not be successfully integrated with Microsemi’s business or complement its products, including product mix and acceptance, gross margins and operational and other cost synergies; costs associated with the merger, tender offer and financing; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Microsemi and Vitesse compete; Microsemi’s reliance on government contracts for a portion of its sales, including impacts of the recent federal government shutdown; Microsemi’s failure to continue to move up the value chain in its customer offerings; continued negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; intense competition in the semiconductor industry and resultant downward price pressure; inability to develop new technologies and products to satisfy changes in customer demand or the development by Microsemi’s competitors of products that decrease the demand for Microsemi’s products; unfavorable or declining conditions in end markets; inability of Microsemi’s compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of Microsemi’s manufacturing yields; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; potential effects of system outages; the effect of events such as natural disasters and related disruptions on our operations; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by Microsemi’s book-to-bill ratio; risks related to Microsemi’s international operations and sales, including availability of transportation services, political instability and currency fluctuations; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; unanticipated changes in Microsemi’s tax provisions, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi’s holdings in securities; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi’s business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this Current Report on Form 8-K, the reader should refer as well to the factors, uncertainties or risks identified in Microsemi’s most recent Form 10-K and all subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi’s future filings. The forward-looking statements included in this Current Report on Form 8-K speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances.

EXHIBIT INDEX

Exhibit 99.1	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015.